

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Peter Dunn
President and Chief Executive Officer
Empire Post Media, Inc.
21555 Burbank Blvd., Unit 45
Woodland Hills, CA 91367

> **Re: Empire Post Media, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed October 3, 2018**
> **File No. 000-55962**

Dear Mr. Dunn:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

General

1. We have reviewed your response to prior comment number 1 and note your revision made to the report of independent registered public accounting firm on page F-2. Further, according to Exchange Act Rule 12b-15, amendments filed pursuant to this section must set forth the complete text of each item as amended. In this regard, as Item 13 of the Form 10 pertains to the financial statements and supplementary data, which is inclusive of the auditors' report, please file another amendment that contains all of the required information of Item 13 of the Form 10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at 202-551-3328 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure